SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                        Health Outcomes Management, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                          Title of Class of Securities

                                   42219F-10-5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------
CUSIP No.   42219F-10-5          13G
--------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         William A. Peter, Jr.
         S.S. # ***-**-****
--------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [  ]
                                                (b) [  ]
--------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------
             5    SOLE VOTING POWER
                  1,489,500 shares including warrants to acquire 115,000 common shares and options to acquire 27,500 common shares.
 NUMBER OF   ------------------------------------------------------------------
   SHARES    6    SHARED VOTING POWER
BENEFICIALLY      NONE
 OWNED BY    ------------------------------------------------------------------
   EACH      7    SOLE DISPOSITIVE POWER
 REPORTING        1,489,500 shares including warrants to acquire 115,000 common
  PERSON          shares and options to acquire 27,500 common shares
   WITH      ------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER
                  NONE
             ------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,489,500 shares including warrants to acquire 115,000 common shares and options to acquire 27,500 common shares.
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  SHARES*


-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     17.2%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  Schedule 13G

Item 1(a)  Name of Issuer: Health Outcomes Management, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           2331 University Ave. SE, Minneapolis, MN  55414

Item 2(a)  Name of Person Filing:    William A. Peter, Jr.

Item 2(b)  Address of Principal Business Office, or, if none, Residence:
           2331 University Ave. SE, Minneapolis, MN  55414

Item 2(c)  Citizenship:      USA

Item 2(d)  Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e)  CUSIP Number:     Common Stock     42219F-10-5

Item 3     Filings made pursuant to Rule 13d-1(b) or 13d-2(b): Not applicable

Item 4 Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement (i.e. December 31, 1986) exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire. (See the definition of "beneficial ownership" enclosed herewith)

           (a)  Amount Beneficially Owned:   1,489,500 shares including
           warrants to acquire 115,000 common shares and options to acquire 27,500 common shares.

           (b)  Percent of Class:    17.2%

           (c)  Number of shares as to which such person has:
                    (1) sole power to vote or to direct the vote     1,489,500
                    (2) shared power to vote or to direct the vote           0
                    (3) sole power to dispose or to direct the
                         disposition of                              1,489,500
                    (4) shared power to dispose or to direct the
                         disposition of                                      0

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
           ____________________________________________________________________
           ____________________________________________________________________
           ____________________________________________________________________
           ____________________________________________________________________
           ____________________________________________________________________

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8 Identification and Classification of Members of the Group: Not applicable.

Item 9     Notice of Dissolution of Group:  Not applicable.

Item 10    Certification:  Not applicable.


Signature  After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.

           Date:    02/13/96

           Signature:        /s/ William A. Peter, Jr.

           Name/Title:  William A. Peter, Jr. / CEO, President


The original statement shall be signed by each person on whose behalf the statement is being filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Six copies of this Schedule 13G, including all exhibits (if any), with payment of the Commission's fee (described below) shall be filed with the Commission. At the time of filing, the reporting person shall pay a fee in the amount of $100, payable by certified or cashier's check or bank money order to Securities and Exchange Commission.